June 30, 2016

Via EDGAR

Marianne Dobelbower

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AIM International Mutual Funds (Invesco International Mutual Funds)

File Nos. 811-06463 and 033-44611

Dear Ms. Dobelbower:

In our phone conversation yesterday afternoon with you and Vince Di Stefano, we discussed several changes to the prospectus disclosure of Invesco Global Sustainable Equity Fund, a new series portfolio included in Post-Effective Amendment No. 68 (the “Amendment”) to the AIM International Mutual Funds’ (Invesco International Mutual Funds’) (the Registrant’s) registration statement on Form N-1A The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2016, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective today, June 30, 2016. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. Pages reflecting these changes are also included with this letter.

SUMMARY PROSPECTUS

Principal Investment Strategies of the Fund (p. 1)

1.	Comment: The term, ESG, refers to a type of investment and is subject to an 80% policy. Please describe the criteria the Fund uses in assessing what issuers it considers to have strong environmental or social values. For example, by reference to an index, a 3rd party rating or a screen and the factors the screen uses.

Response: The Fund’s name does not include the term “ESG” but does include the term “sustainable.” The Registrant respectfully declines to add “sustainable” to its 80% policy, because such adjective is a strategy of the Fund, rather than a type of investment. The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, the Staff stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term “sustainable” in the Fund’s name refers to the Fund’s investment strategy, pursuant to which potential investments are evaluated against certain social and environmental standards. In support of this, it is worth noting that the following funds all have “sustainable” in the name and do not have an 80% ESG policy in their prospectus:

UBS International Sustainable Equity Fund

Virtus Small-Cap Sustainable Growth Fund

Sentinel Sustainable Core Opportunities Fund

Sentinel Sustainable Mid cap Opportunities Fund

Mirova Global Sustainable Equity Fund

Pax Sustainable Managers Capital Appreciation Fund

Pax Sustainable Managers Total Return Fund

Credit Suisse Global Sustainable Dividend Equity Fund

Thus, the Fund would be an outlier among certain of its peers if it were to add the term “sustainable” to its name.

The Fund’s investment process involves excluding companies that do not meet certain social and environmental criteria, rather than proactively seeking companies with strong social and environmental values. The Fund engages a third party vendor to identify companies that do not meet certain social and environmental criteria. This process is described in the summary and statutory sections of the prospectuses and is repeated below for your ease of reference.

“The Fund seeks to provide long-term growth of capital while investing in companies that meet certain environmental and social standards. The Fund engages a third party vendor with a global research universe of around 3,500 companies to identify companies that do not meet certain environmental and social standards, which include but are not limited to companies involved in fossil fuels, nuclear power, firearms and armaments, alcohol, cluster munitions, pornography, tobacco and genetic engineering of crops or animals. The portfolio managers then remove those companies that do not meet the environmental and social standards because of the type and level of involvement in the indicate products and activities from the Fund’s investable universe…”

2.	Comment: Do the derivatives referenced in the first paragraph count toward the 80% policy?

Response: The Funds’ 80% policy is to invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and in derivatives and other instruments that have economic characteristics similar to such securities. Derivatives in which the Fund invests will be counted toward the Fund’s 80% policy to the extent that they have economic characteristics similar to equity securities, i.e. provide exposure to equity securities. If the Fund invests in derivatives that do not have economic characteristics similar to equity securities, such derivatives will not be counted toward the Fund’s 80% policy.

3.	Comment: In the sixth paragraph, the disclosure states “The Fund can use futures contracts, including index futures, to gain exposure to the broad market in connection with managing cash balances.” Please explain what this means.

Response: Further explanation will be included in the Statutory Prospectus. Please see response to Comment No. 6 below.

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4.	Comment: In the last sentence of the seventh paragraph, the disclosure states “The Fund’s social and environmental standards may not necessarily be applied to investments in derivatives and other investments where in the Adviser’s opinion social and environmental standards are not applicable or it is not possible to implement the criteria.” This disclosure may be more than what is necessary. Please consider revising the disclosure. Assurance is also needed that the investments in derivatives will not count toward the 80% bucket.

Response: The following sentence replaces the current disclosure:

“The Fund’s investments in derivative instruments are not subject to, though they may incorporate, the Fund’s social and environmental standards.”

With respect to derivatives counting toward the 80% policy, please see response to Comment No. 2 above.

5.	Comment: In the eighth paragraph, please indicate whether shareholders will receive advance notice of changes to the Fund’s social or environmental standards.

Response: Shareholders will be provided with advance notice of any changes to the Fund’s social and economic standards.

STATUTORY PROSPECTUS

Investment Objective(s), Strategies, Risks and Portfolio Holdings (p. 3)

6.	Comment: In the sixth paragraph, please provide further explanation surrounding the Fund’s use of index futures to gain exposure to the broad market in connection with managing cash balances.

Response: The following sentences have been added at the end of the paragraph:

“For example, the Fund may receive cash as a result of a shareholder purchase prior to its periodic rebalancing; instead of holding the cash until the next rebalancing of the Fund’s portfolio, the portfolio managers may purchase index futures to maintain market exposure. When the Fund’s portfolio is rebalanced, the index futures would be sold and the resulting cash would be invested in portfolio securities that meet the Fund’s investment criteria.”

With respect to the foregoing comments, Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3.	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

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Please do not hesitate to contact me at 713-214-1968, if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Stephen R. Rimes
Stephen R. Rimes, Esq.
Counsel

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may be excluded. The Fund’s investments in derivative instruments are not subject to, though they may incorporate, the Fund’s social and environmental standards.

The Fund may, at its discretion, choose to change its social or environmental standards, add additional standards, or modify the application of the standards at any time, without shareholder approval. This will impact investments held by the Fund and may cause certain companies, sectors or industries to be dropped from or added to the Fund’s portfolio.
The portfolio managers will consider selling or reducing a security position (i) if the forecasted return of a security becomes less attractive relative to industry peers or (ii) if a particular security’s risk profile changes.
In attempting to meet its investment objective, the Fund engages in active and frequent trading of portfolio securities.
Principal Risks of Investing in the Fund
As with any mutual fund investment, loss of money is a risk of investing. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The risks associated with an investment in the Fund can increase during times of significant market volatility. The principal risks of investing in the Fund are:
Active Trading Risk. Active trading of portfolio securities may result in added expenses, a lower return and increased tax liability.
Depositary Receipts Risk. Investing in depositary receipts involves the same risks as direct investments in foreign securities. In addition, the underlying issuers of certain depositary receipts are under no obligation to distribute shareholder communications or pass through any voting rights with respect to the deposited securities to the holders of such receipts. The Fund may therefore receive less timely information or have less control than if it invested directly in the foreign issuer.
Derivatives Risk. The value of a derivative instrument depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index or other asset (each referred to as an underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, including counterparty, leverage and liquidity risks. Counterparty risk is the risk that the counterparty to the derivative contract will default on its obligation to pay the Fund the amount owed or otherwise perform under the derivative contract. Derivatives create leverage risk because they do not require payment up front equal to the economic exposure created by owning the derivative. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative, which may make the Fund’s returns more volatile and increase the risk of loss. Derivative instruments may also be less liquid than more traditional investments and the Fund may be unable to sell or close out its derivative positions at a desirable time or price. This risk may be more acute under adverse market conditions, during which the Fund may be most in need of liquidating its derivative positions. Derivatives may also be harder to value, less tax efficient and subject to changing government regulation that could impact the Fund’s ability to use certain derivatives or their cost. Also, derivatives used for hedging or to gain or limit exposure to a particular market segment may not provide the expected benefits, particularly during adverse market conditions.
Environmental and Social Investing Risk. Because the Fund uses environmental and social factors to exclude certain investments for non-financial reasons, the Fund may forego some market opportunities available to other funds that do not use these criteria. Further, there is a risk that information used by the Fund to evaluate the environmental and social factors may not be readily available, complete or accurate, which could negatively impact the Fund’s ability to apply its environmental and social standards, which may negatively impact the Fund’s performance.
Foreign Securities Risk. The Fund's foreign investments may be adversely affected by political and social instability, changes in economic or taxation policies, difficulty in enforcing obligations, decreased liquidity or increased volatility. Foreign investments also involve the risk of the possible seizure, nationalization or expropriation of the issuer or foreign deposits (in which the Fund could lose its entire investments in a certain market) and the possible adoption of foreign governmental restrictions such as exchange controls. Unless the Fund has hedged its foreign securities risk, foreign securities risk also involves the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. Currency hedging strategies, if used, are not always successful.
Geographic Focus Risk. The Fund may from time to time invest a substantial amount of its assets in securities of issuers located in a single country or a limited number of countries. Adverse economic, political or social conditions in those countries may therefore have a significant negative impact on the Fund’s investment performance.
Investing in the European Union Risk. Investments in certain countries in the European Union are susceptible to high economic risks associated with high levels of debt, such as investments in sovereign debt of Greece, Italy and Spain. Separately, the European Union faces issues involving its membership, structure, procedures and policies. The exit of one or more member states from the European Union would place its currency and banking system in jeopardy. Efforts of the member states to further unify their economic and monetary policies may increase the potential for the downward movement of one member state’s market to cause a similar effect on other member states’ markets.
Management Risk. The Fund is actively managed and depends heavily on the Adviser’s judgment about markets, interest rates or the attractiveness, relative values, liquidity, or potential appreciation of particular investments made for the Fund’s portfolio. The Fund could experience losses if these judgments prove to be incorrect. Additionally, legislative, regulatory, or tax developments may adversely affect management of the Fund and, therefore, the ability of the Fund to achieve its investment objective.
Market Risk. The market values of the Fund’s investments, and therefore the value of the Fund’s shares, will go up and down, sometimes rapidly or unpredictably. Market risk may affect a single issuer, industry or section of the economy, or it may affect the market as a whole. Individual stock prices tend to go up and down more dramatically than those of certain other types of investments, such as bonds. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Fund will rise in value.
Mid-Capitalization Companies Risk. Mid-capitalization companies tend to be more vulnerable to changing market conditions and may have more limited product lines and markets, less experienced management and fewer financial resources than larger companies. These companies’ securities may be more volatile and less liquid than those of more established companies, and their returns may vary, sometimes significantly, from the overall securities market.
Preferred Securities Risk. Preferred securities are subject to issuer-specific and market risks applicable generally to equity securities. Preferred securities also may be subordinated to bonds or other debt instruments, subjecting them to a greater risk of non-payment, may be less liquid than many other securities, such as common stocks, and generally offer no voting rights with respect to the issuer.
REIT Risk/Real Estate Risk. Investments in real estate related instruments may be affected by economic, legal, cultural, environmental or technological factors that affect property values, rents or occupancies of real estate related to the Fund’s holdings. Shares of real estate related companies, which tend to be small- and mid-cap companies, may be more volatile and less liquid.
2                                  Invesco Global Sustainable Equity Fund

Performance Information
No performance information is available for the Fund because it has not yet completed a full calendar year of operations. In the future, the Fund will disclose performance information in a bar chart and performance table. Such disclosure will give some indication of the risks of an investment in the Fund by comparing the Fund's performance with a broad measure of market performance and by showing changes in the Fund's performance from year to year.
Management of the Fund
Investment Adviser: Invesco Advisers, Inc. (Invesco or the Adviser)
Investment Sub-Adviser: Invesco Asset Management Deutschland GmbH
Portfolio Managers	Title	Length of Service on the Fund
Michael Abata	Portfolio Manager	2016

Uwe Draeger	Portfolio Manager	2016

Robert Nakouzi	Portfolio Manager	2016

Manuela Von Ditfurth	Portfolio Manager	2016

Andrew Waisburd	Portfolio Manager	2016

Donna Wilson	Portfolio Manager	2016

Purchase and Sale of Fund Shares
You may purchase, redeem or exchange shares of the Fund on any business day through your financial adviser, through our Web site at www.invesco.com/us, by mail to Invesco Investment Services, Inc., P.O. Box 219078, Kansas City, MO 64121-9078, or by telephone at 800-959-4246.
There are no minimum investments for Class R shares for fund accounts. The minimum investments for Class A, C and Y shares for fund accounts are as follows:
Type of Account	Initial Investment Per Fund	Additional Investments Per Fund
Asset or fee-based accounts managed by your financial adviser	None	None

Employer Sponsored Retirement and Benefit Plans and Employer Sponsored IRAs	None	None

IRAs and Coverdell ESAs if the new investor is purchasing shares through a systematic purchase plan	$25	$25

All other types of accounts if the investor is purchasing shares through a systematic purchase plan	50	50

IRAs and Coverdell ESAs	250	25

All other accounts	1,000	50

Tax Information
The Fund’s distributions generally are taxable to you as ordinary income, capital gains, or some combination of both, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or individual retirement account, in which case your distributions generally will be taxed as ordinary income when withdrawn from the tax-deferred account.
Payments to Broker-Dealers and Other Financial Intermediaries
If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and the Fund’s distributor or its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson or financial adviser to recommend the Fund over another investment. Ask your salesperson or financial adviser or visit your financial intermediary’s Web site for more information.

Investment Objective(s), Strategies, Risks and Portfolio Holdings

Objective(s) and Strategies
The Fund’s investment objective is long-term growth of capital. The Fund’s investment objective may be changed by the Board of Trustees (the Board) without shareholder approval.
The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and derivatives and other instruments that have economic characteristics similar to such securities. This policy may be changed by the Board, but no change is anticipated. If the Fund’s policy changes, the Fund will notify shareholders in writing at least 60 days prior to implementation of the change.
The Fund invests primarily in equity securities and depositary receipts of U.S. and foreign issuers. The principal types of equity securities in which the Fund invests are common and preferred stocks. A depositary receipt is generally issued by a bank or other financial institution and represents an ownership interest in the common stock or other equity securities of a foreign company. The Fund may also invest in real estate investment trusts (REITs) of domestic and foreign issuers. REITs are trusts that sell equity and or debt securities to investors and use the proceeds to invest in real estate or interests therein.
The Fund is an all-capitalization portfolio, which will invest primarily in securities within the market capitalization range of the MSCI World Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. Occasionally it may also hold small-capitalization securities which fall below the market capitalization range. As of May 31, 2016, the capitalization of companies in the MSCI World Index ranged from $899 million to $556.8 billion.
The Fund can invest in derivatives instruments including futures contracts.
The Fund can use futures contracts, including index futures, to gain exposure to the broad market in connection with managing cash balances. For example, the Fund may receive cash as a result of a shareholder purchase prior to its periodic rebalancing; instead of holding the cash until the next rebalancing of the Fund’s portfolio, the portfolio managers may purchase index futures to maintain market exposure. When the Fund’s portfolio is rebalanced, the index futures would be sold and the resulting cash would be invested in portfolio securities that meet the Fund’s investment criteria.
Under normal circumstances, the Fund will provide exposure to investments that are economically tied to at least three different countries, including the U.S. Under normal circumstances, at least 40% of the Fund’s net assets will provide exposure to investments that are economically tied to countries other than the United States. The Schedule of Investments included in the Fund’s annual and semi-annual reports identifies the countries in which the Fund had invested, as of the date of the reports.
The Fund seeks to provide long-term growth of capital while investing in companies that meet certain environmental and social standards. The Fund engages a third party vendor with a global research universe of around 3,500 companies to identify companies that do not meet certain environmental and social standards, which include but are not limited to companies involved in fossil fuels, nuclear power, firearms and armaments, alcohol, cluster munitions, pornography, tobacco and genetic engineering of crops or animals. The portfolio managers then remove those companies that do not meet the environmental and social standards because of the type and level of involvement in the indicated products and activities from the Fund’s investable universe. With the remaining investable universe of securities, the security selection process is applied to attempt to systematically evaluate fundamental and behavioral factors to forecast individual security returns and rank these securities based on their attractiveness relative to industry peers. This process includes evaluating each security based on its earnings expectations, market sentiment, management and quality, and value. Using proprietary portfolio construction and risk management tools, the portfolio managers incorporate these individual security return forecasts to construct an optimal portfolio. When constructing the portfolio, securities or investments of any company that falls into specified industries that do not meet the environmental standards may be excluded. The Fund’s investments in derivative instruments are not subject to, though they may incorporate, the Fund’s social and environmental standards.
3                                  Invesco Global Sustainable Equity Fund

The Fund may, at its discretion, choose to change its social or environmental standards, add additional standards, or modify the application of the standards at any time, without shareholder approval. This will impact investments held by the Fund and may cause certain companies, sectors or industries to be dropped from or added to the Fund’s portfolio.
The portfolio managers will consider selling or reducing a security position (i) if the forecasted return of a security becomes less attractive relative to industry peers or (ii) if a particular security’s risk profile changes.
In attempting to meet its investment objective, the Fund engages in active and frequent trading of portfolio securities.
In anticipation of or in response to market, economic, political, or other conditions, the Fund’s portfolio managers may temporarily use a different investment strategy for defensive purposes. If the Fund’s portfolio managers do so, different factors could affect the Fund’s performance and the Fund may not achieve its investment objective.
The Fund’s investments in the types of securities and other investments described in this prospectus vary from time to time, and, at any time, the Fund may not be invested in all of the types of securities and other investments described in this prospectus. The Fund may also invest in securities and other investments not described in this prospectus.
For more information, see “Description of the Funds and Their Investments and Risks” in the Fund’s SAI.
Risks
The principal risks of investing in the Fund are:
Active Trading Risk. Active trading of portfolio securities may result in high brokerage costs, which may lower the Fund’s actual return. Active trading also may increase the proportion of the Fund’s gains that are short term, which are taxed at a higher rate than long term gains.
Depositary Receipts Risk. Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts or to pass through to them any voting rights with respect to the deposited securities. The Fund may therefore receive less timely information or have less control than if it invested directly in the foreign issuer.
Derivatives Risk. A derivative is an instrument whose value depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index or other asset (each referred to as an underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, which are described below.
■	Counterparty Risk. Certain derivatives do not trade on an established exchange (referred to as over-the-counter (OTC) derivatives) and are simply financial contracts between the Fund and a counterparty. When the Fund is owed money on an OTC derivative, the Fund is dependent on the counterparty to pay or, in some cases, deliver the underlying asset, unless the Fund can otherwise sell its derivative contract to a third party prior to its expiration. Many counterparties are financial institutions such as banks and broker-dealers and their creditworthiness (and ability to pay or perform) may be negatively impacted by factors affecting financial institutions generally. In addition, in the event that a counterparty becomes bankrupt or insolvent, the Fund’s ability to recover the collateral that the Fund has on deposit with the counterparty could be delayed or impaired. For derivatives traded on a centralized exchange, the Fund generally is dependent upon the solvency of the relevant exchange clearing house (which acts as a guarantor for each contractual obligation under such derivatives) for payment on derivative instruments for which the Fund is owed money.
■	Leverage Risk. Many derivatives do not require a payment up front equal to the economic exposure created by owning the derivative, which creates a form of leverage. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative. Leverage may therefore make the Fund’s returns more volatile and increase the risk of loss. The Fund segregates or earmarks liquid assets with a value at least equal to the amount that the Fund owes the derivative counterparty each day, if any, or otherwise holds instruments that offset the Fund’s daily obligation under the derivatives instrument. This process is sometimes referred to as “cover.” The amount of liquid assets needed as cover will fluctuate over time as the value of the derivative instrument rises and falls. If the value of the Fund’s derivative positions or the value of the assets used as cover unexpectedly decreases, the Fund may be forced to segregate additional liquid assets as cover or sell assets at a disadvantageous time or price to meet its derivative obligations or to meet redemption requests, which could affect management of the Fund and the Fund’s returns. In certain market conditions, losses on derivative instruments can grow larger while the value of the Fund’s other assets fall, resulting in the Fund’s derivative positions becoming a larger percentage of the Fund’s investments.
■	Liquidity Risk. There is a smaller pool of buyers and sellers for certain derivatives, particularly OTC derivatives, than more traditional investments such as stocks. These buyers and sellers are often financial institutions that may be unable or unwilling to buy or sell derivatives during times of financial or market stress. Derivative instruments may therefore be less liquid than more traditional investments and the Fund may be unable to sell or exit its derivative positions at a desirable time or price. This risk may be more acute under adverse market conditions, during which the Fund may be most in need of liquidating its derivative positions. To the extent that the Fund is unable to exit a derivative position because of market illiquidity, the Fund may not be able to prevent further losses of value in its derivatives holdings and the liquidity of the Fund and its ability to meet redemption requests may be impaired to the extent that a substantial portion of the Fund’s otherwise liquid assets must be used as margin or cover. Another consequence of illiquidity is that the Fund may be required to hold a derivative instrument to maturity and take or make delivery of the underlying asset that the Adviser would otherwise have attempted to avoid.
■	Other Risks. Compared to other types of investments, derivatives may be harder to value and may also be less tax efficient, as described under the “Taxes” section of the prospectus. In addition, changes in government regulation of derivative instruments could affect the character, timing and amount of the Fund’s taxable income or gains, and may limit or prevent the Fund from using certain types of derivative instruments as a part of its investment strategy, which could make the investment strategy more costly to implement or require the Fund to change its investment strategy. To the extent that the Fund uses derivatives for hedging or to gain or limit exposure to a particular market or market segment, there may be imperfect correlation between the value of the derivative instrument and the value of the instrument being hedged or the relevant market or market segment, in which case the Fund may not realize the intended benefits. There is also the risk that during adverse market conditions, an instrument which would usually operate as a hedge provides no hedging benefits at all. The Fund’s use of derivatives may be limited by the requirements for taxation of the Fund as a regulated investment company.
Environmental and Social Investing Risk. Because the Fund uses environmental and social factors to exclude certain investments for non-financial reasons, the Fund may forego some market opportunities available to other funds that do not use these criteria. Further, there is a risk
4                                  Invesco Global Sustainable Equity Fund